UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 410th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 8th, 2022

1.   DATE, TIME AND VENUE: On February 8th, 2022, at 9:00 a.m., held remotely, as provided in the Article 19, paragraph 1 of the Internal Rules of the Board of Directors and the Technical and Advisory Committees of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call notice was made in accordance with the Company’s Bylaws. Being present the Board of Directors of the Company, who undersign these minutes, establishing, therefore, a quorum for installation under the terms of the Bylaws. The General-Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the Meeting as Secretary.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION: The members of the Board of Directors agreed to the transaction proposal involving the conclusion of an Investment and Other Agreements between the Company and Ânima Holding S.A. (“Ânima”), to create a joint venture that will develop a digital platform and commercially explore courses in the Education sector (“Transaction”).

After the closing of the Transaction and implementation of all the steps provided for in the respective contracts, the Company will hold 50% of the joint venture’s social capital and Ânima will detain the other remaining 50%. The relationship between the Company and Ânima, in respect to the joint venture, will be regulated by a Shareholder Agreement, which ought to be concluded at the closing of the Transaction.

The Transaction will allow the Company and Ânima to operationalize a digital education platform with qualification courses, focused on lifelong learning and employability in areas such as Technology, Business Management, Business Administration, and Tourism.

In this sense, the members of the Board of Directors present at the Meeting decided what follows:

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 410th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 8th, 2022

4.1. Approval of the Transaction including the signing of the joint venture’s Investment Agreement and Shareholder Agreement.

The members of the Board of Directors unanimously and without reservation approved the realization of the Transaction, consistent with the joint investment of the Company and Ânima, through the Investment and Other Agreements, for the formation of a joint venture that will be held evenly by both shareholders.

The Board members also approved as preliminary step to the Transaction the acquisition of all shares issued by NK 147 Empreendimentos e Participações S.A., as a vehicle to be used for the joint venture operation, through the conclusion of a specific instrument.

Lastly, the Board of Directors authorizes the Company’s Officers to take all necessary steps for the conclusion of the Transaction, including the conclusion of (i) the Investment and Other Covenants Agreement, between the Company and Ânima; (ii) the Shareholders Agreement, between the Company and Ânima; and (iii) all other contracts and documents necessary for the implementation of the Transaction.

The Transaction is subject to prior authorization from the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica – CADE).

5. CLOSURE: There being no further matter to discuss, the Chairman of the Boad of Directors declared that the Meeting was adjourned and these minutes were drawn up. São Paulo, February 8th, 2022. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Board: Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Juan Carlos Ros Brugueras; Julio Esteban Linares Lopez; Luiz Fernando Furlan; Narcís Serra Serra e Sonia Julia Sulzbeck Villalobos. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 410th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 8th, 2022

I hereby certify that these minutes are a faithful copy of the minutes of the 410th Meeting of the Board of Directors of Telefônica Brasil S.A., held on February 8th, 2022drawn up in the Company’s book. This is a free English translation.

Breno Rodrigo Pacheco de Oliveira

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 8, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director